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Confidential

February 10, 2021

Ms. Amy Geddes

Mr. Doug Jones

Mr. Daniel Morris

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (CIK No. 0001786182)

Response to the Staff’s Comments on

Amended Registration Statement on Form F-1 Filed on January 14, 2021 (File No. 333-252076)

Dear Ms. Geddes, Mr. Jones, Mr. Morris, and Ms. Peyser,

On behalf of our client, First High-School Education Group Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2021 on the Company’s amended registration statement on Form F-1 filed on January 14, 2021 (the “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing amendment No. 2 to its Registration Statement (the “Amendment No. 2”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 2, marked to show changes to the Amendment No. 1, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES                NEW YORK                PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

February 10, 2021

Risk Factors, page 16

1.

We note that Section 168 of your Second Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 appears to contain an exclusive forum provision that requires Securities Act claims to be brought in federal court. Please revise your disclosure to also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, describe any risks or other impacts of this provision on investors, such as increased costs to bring claims and the potential to discourage claims or limit investors’ ability to bring claims in a forum they find favorable. Further, please address any uncertainty about the provision’s enforceability. Finally, if this provision applies to actions arising under the Exchange Act, please revise the provision and related prospectus disclosure accordingly; if this provision does not apply to actions arising under the Exchange Act, please ensure that the provision and your discussion of the provision in the prospectus state this clearly, or tell us how you will inform future investors that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 155 and 156 of the Amendment No. 2 and Exhibit 3.2.

Uncertainties exist in relation the new legislation or proposed changes, page 17

2.

We note your revised disclosure at page 17 of the prospectus. Please revise to disclose whether you have, or will seek, an opinion with regard to the legality of your contractual arrangements under the Opinions issued on August 17, 2020. In addition, please disclose whether this legal question is currently under judicial or legislative consideration and, if so, when you expect for the question to be resolved. Lastly, please revise the summary to more clearly disclose this risk, if material. In this regard, we note that the list of risk factors at pages 4 and 5 of the summary section does not adequately notify investors of the risk presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 18 of the Amendment No. 2.

We will be a “controlled company” under the Corporate Governance Rules of the NYSE, page 31

3.	We note revised disclosure in the prospectus stating that you will be a controlled company. Please disclose whether you intend to rely on any exemptions as a controlled company.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amendment No. 2.

Our dual-class share structure with different voting rights, page 49

4.	We note your risk factor discussion of your dual class share structure. Please revise your disclosure to discuss:

•

that a multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;

•	that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and

February 10, 2021

•

the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.

Please include similar disclosure under “Description of Share Capital.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 51 and 151 of the Amendment No. 2.

Capitalization , page 63

5.

It appears adjustments (1) and (2) in the second bullet are the only ones that should appear in the pro forma column, as these items have occurred and are consistent with the pro forma presentation on the face of the historical balance sheet disclosed elsewhere. Please advise or revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources

Operating activities, page 93

6.

The discussion appears to focus on how the amount for cash of operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. The analysis should address and quantify the significant drivers underlying the changes and how they impact operating cash. Please refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Amendment No. 2.

Compensation of Directors and Executive Officers, page 144

7.	Please update your compensation disclosure as of the most recently completed fiscal year. Refer to Item 6.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Amendment No. 2.

Principal and Selling Shareholders, page 146

8.

Please revise here and on the cover page to clearly state the name of your selling shareholder. In addition, please revise to disclose the natural person with voting and dispositive control over the securities held by the entities in your table.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 147 and 148 of the Amendment No. 2.

February 10, 2021

Taxation, page 172

9.

Please revise to state that the disclosure in this section, to the extent it discusses Cayman Islands law, is the opinion of Maples and Calder. Similarly, revise to state that the disclosure in this section, to the extent it discusses PRC law, is the opinion of Jingtian & Gongcheng. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 174 of the Amendment No. 2.

Consolidated Statements of Cash Flows

Supplemental disclosures of non-cash investing and financing activities, page F-9

10.

You present payable for declared dividends of 52,734 for 2019 but do not present any dividends declared in the statement of changes in equity for 2019. The same presentation issue exists for the interim period statements of cash flows included in the filing. Please reconcile and revise as appropriate.

The Company respectfully advised the Staff that the Company declared dividends of RMB80,614 (Note 17 on F-41) and partially settled the amount of RMB27,880 (Note 17 on F-41) in cash during the year of 2018. The remaining unpaid dividend of RMB52,734 (Note 21 on F-46 and Note 15 on F-74) as of December 31, 2018 and 2019 and September 30, 2020 was included in amounts due to related parties. The Company disclosed such financing nature dividend payable as supplemental non-cash disclosure to the consolidated statement of cash flows.

Notes to Unaudited Condensed Consolidated Financial Statements

16. Subsequent Events

(e) Corporate Restructuring, page F-76

11.

We note you have determined the redeemable ordinary shares will be classified as mezzanine equity. Please tell us how you determined this treatment is appropriate given the guidance in FASB ASC 480-10-25-4 and how your current presentation is appropriate. If you conclude that treatment as a liability instead of mezzanine equity is appropriate, please tell us how you ascertained the redemption value.

The Company respectfully advised the Staff that the guidance in ASC 480-10-25-4 does not apply to the redeemable ordinary shares held by Longwater Topco B.V. (“Longwater”) because they are not mandatorily redeemable financial instrument. Pursuant to the shareholders agreement and amended and restated the articles of association of the Company in January 2021, Longwater was provided with certain Special Rights, including the redemption and put option rights. With the provision of the Special Rights, the ordinary shares are currently redeemable at the option of Longwater as holder of these shares. Accordingly, the contingently redeemable shares will not be classified as a liability, but will be classified as mezzanine equity until the redemption right automatically terminates upon the completion of the IPO, when the ordinary shares are expected to be reclassified from mezzanine equity to permanent equity.

February 10, 2021

12.

We note from your balance sheet presentation and your disclosure here that you have retrospectively restated your equity section to include the effect the IPO will have on the Longwater shares. Specifically, upon completion of the IPO, the Special Rights associated with the Longwater shares will terminate, eliminating the need to classify the liability associated with the redemption provision outside equity. We also note you have included a signed audit opinion. Since the IPO has not yet occurred, the presentation giving effect to the removal of the Special Rights from the Longwater shares does not appear appropriate. Accordingly, it appears this presentation would prevent your auditor from expressing an opinion on the financial statements prior to the date of the offering. Please advise.

The Company respectfully advised the Staff that pursuant to SAB Topic 4C and 4D, the Company has made retrospective adjustments to the equity section and share and per share data only to include the effect as a result of the recapitalization subsequent to September 30, 2020 as disclosed on page F-76. The Company considered the issuance of 70,488,700 new ordinary shares by the Company and the surrender by the Parent of the existing shares as described in (1) under the Corporate Restructuring are in substance a recapitalization of the shareholding structure of the Company with the same effect of a 100,000 for 70,488,700 split of the Company’s ordinary shares accompanied by the Parent’s distribution in specie of the Company’s ordinary shares to its shareholders. Therefore, the number of ordinary shares has been retrospectively adjusted to reflect the 100,000-for-70,488,700 share split for all periods presented.

The Company would like to clarify that it did not make any retrospective adjustments on equity section to include the effect the IPO will have on the Longwater shares as the ordinary shares of the Company were not held by Longwater nor were they redeemable ordinary shares during the reporting periods ended September 30, 2020.

As disclosed in Note 22(d) to the consolidated financial statements on pages F47-F49, prior to the Corporate Restructuring, the Company’s ordinary shares were held as to 100% by the Parent. Longwater was a shareholder of the Parent with certain special rights. These rights were only at the Parent level for which the Company did not have any settlement or other obligations. In connection with and as part of the Corporate Restructuring, it was agreed amongst the parties that the ordinary shares of the Company held by Longwater would be redeemable. Accordingly, the Company recorded the relevant amounts as mezzanine equity upon the completion of the Corporate Restructuring in January 2021, which is expected to be reclassified back to permanent equity upon the completion of the IPO.

17. Pro Forma Balance Sheet and Earnings Per Ordinary Share, page F-78

13.

We note on December 9, 2020 you made a distribution to your Parent and reported it within equity. Please tell us how you considered this payment in your calculation of pro forma earnings per share pursuant to the guidance in SAB Topic 1.B.3.

The Company respectfully advised the Staff that the Company has revised the disclosures on pages F-49 and F-79 of the Amendment No. 2, to give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the dividends in excess of the earnings in the current year pursuant to the guidance in SAB Topic 1.B.3.

February 10, 2021

14.

From disclosure elsewhere in your filing, of the dividends of RMB 52,734 declared in 2018 and previously unpaid, RMB 42,300 was paid in December 2020 and the remaining RMB 10,434 will be paid in the first quarter of 2021. Please tell us how you considered these payments in your calculation of pro forma earnings per share pursuant to the guidance in SAB Topic 1.B.3.

The Company respectfully advised the Staff that only dividends declared subsequent to the balance sheet date (i.e. September 30, 2020) are considered within the scope of SAB Topic 1.B.3. Therefore, the Company did not consider, in the calculation of pro forma earnings per share, the payments of the unpaid dividends of RMB52,734 as of September 30, 2020, as such dividends were declared in 2018.

Exhibits

15.	Please revise your legality opinion to remove the assumption contained in paragraph 2.4. In this regard, please note that it is inappropriate to assume readily ascertainable facts.

In response to the Staff’s comment, the Company’s Cayman counsel has revised its legality opinion, which is attached as Exhibit 5.1 to the Amendment No. 2.

16.

Please revise paragraph 3.3 of the legality opinion to properly opine as to the resale shares. In this regard, we note that counsel is required to opine that the resale shares are currently legally issued, fully-paid, and non-assessable.

In response to the Staff’s comment, the Company’s Cayman counsel has revised its legality opinion, which is attached as Exhibit 5.1 to the Amendment No. 2.

17.

Please revise Section C.4 of Exhibit 99.2 to state that the disclosure in the Taxation section of the prospectus, to the extent it discusses PRC law, is the opinion of Jingtian & Gongcheng. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company’s PRC counsel has revised its opinion, which is attached as Exhibit 99.2 to the Amendment No. 2.

General

18.

Please expand your disclosure to discuss, to the extent practicable and including quantification, the impact that COVID-19 has had and is likely to have on your results of operations. Refer to CF Disclosure Guidance: Topic No. 9.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 31, 80 and 81 of the Amendment No. 2.

***

February 10, 2021

If you have any questions regarding the Amendment No. 2, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Oliver Xu, by telephone at 86-20-2212-3356, or by email at oliver.xu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Shaowei Zhang, Chairman of the Board of Directors and Chief Executive Officer, First High-School Education Group Co., Ltd.

Lidong Zhu, Director and Chief Financial Officer, First High-School Education Group Co., Ltd.

Oliver Xu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland &Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP